

Mail Stop 7010

February 1, 2007

Mr. Christian Storch
Vice President and Chief Financial Officer
Standex International Corporation
6 Manor Parkway
Salem, New Hampshire 03079

      **RE: Form 10-K for the Fiscal Year ended June 30, 2006
              Form 10-Q for the Fiscal Quarter ended September 30, 2006
              File No. 1-7233**

Dear Mr. Storch:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis

Contractual Obligations

2. Please revise the table of contractual obligations to include estimated interest payments on your debt and post retirement benefit payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Statements of Consolidated Cash Flows

3. Under Capital Structure you disclosed that you have an insurance program for executives. Please tell us where you classified the increases in the cash surrender value of life insurance in the statements of cash flows and the related amounts for each period presented. Please also tell us where you have classified the amounts borrowed against the cash value of life insurance and the related amounts for each period presented. If material, please disclose your accounting policy and the related amounts for each period presented in your statements of cash flows and in the Liquidity and Capital Resources section. Please refer to AICPA Technical Practice Aids Section 1300.13.

Summary of Accounting Policies

General

4. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution

network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Inventories and Revenue Recognition

5. You disclosed that inventory is stated at the lower of cost or market, yet you recognized a loss of $1.6 million due to inventory write-downs as a result of the plan to sell the USECO product lines in the discontinued operations line item. Please tell us in a comprehensive manner the facts and circumstances that lead you to conclude that the USECO inventory was stated at the lower of cost or market at June 30, 2005, but was impaired in March 2006. Please also tell us the following:

- The amount of inventory held for the USECO product lines as of June 30, 2005 and March 31, 2006, and
- The revenue generated by the USECO product line for the nine months ended March 31, 2004, March 31, 2005 and March 31, 2006.

Industry Segment Information

6. You disclosed corporate and other expenses of $19.3 million in 2006, $18.3 million in 2005 and $17.5 million in 2004. However, you did not disclose the nature of the expenses included in this line item, why the expenses are not allocable to any of your five reportable segments or if there are any asymmetrical allocations of corporate and other expenses. Please provide the disclosure required by paragraphs 31 and 32 of SFAS 131.

Discontinued Operations, Restructurings, Asset Impairments and Dispositions

7. Please disclose within management's discussion and analysis known trends, events, and uncertainties relating to discontinued operations that could materially affect your liquidity, financial condition, and results of operations between the date when you classified an entity as discontinued and the date when all of the risks of those operations are transferred or terminated as required by SAB Topic 5:Z.5. Please also disclose material contingent liabilities, such as product or

environmental liabilities that remained after the disposal of an entity in accordance with SFAS 5 and SAB Topic 5:Z.5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief